3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

June 1, 2017

Filing Desk

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: James E. O’Connor, Senior Counsel

Re:	Equinox Funds Trust (the “Trust”)

1940 Act File No. 811-22447

1933 Act File No. 333-168569

Dear Mr. O’Connor:

This letter addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) with respect to the preliminary copy of the notice of meeting, proxy statement, and form of proxy card filed via EDGAR on May 15, 2017 (the “Preliminary Materials”) to be furnished to shareholders of the Equinox Chesapeake Strategy Fund (the “Fund”), a series of the Trust, in connection with a special meeting of shareholders of the Fund to be held on July 5, 2017 (the “Meeting”).

The Meeting is being called in order to ask shareholders of the Fund (i) to approve a new fee schedule to the investment advisory agreement between the Trust, on behalf of the Fund, and Equinox Institutional Asset Management, LP (“Equinox”); (ii) to approve a sub-advisory agreement between the Trust, on behalf of the Fund, Chesapeake Capital Corporation (“Chesapeake”) and Equinox; and (iii) to authorize the Board of Trustees of the Trust and Equinox to enter into and materially amend investment sub-advisory agreements on behalf of the Fund without obtaining shareholder approval.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosures in the Preliminary Materials. We set forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

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1.	Please consider deleting or revising for clarity the last sentence of the third paragraph in the “Overview” section.

Response: The proxy statement has been revised to address the Staff’s comment.

Philadelphia	Boston	Washington, D.C.	Los Angeles	New York	Pittsburgh

Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

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2.	In the second to last paragraph in the “Overview” section, please clarify how the sub-advisory fee corresponds to the swap fee. Disclose how the fees and expenses paid by the Fund under the swap agreement impact the Fund. If the change to a sub-advisory arrangement will increase the management fee in the fee table but also increase the Fund’s investment returns state such fact. Please clarify the impact to investors resulting from the change to the proposed sub-advisory arrangement.

Response: The proxy statement has been revised to address the Staff’s comment.

3.	In the “Fees” section, please revise the table so that the columns for the actual expenses and the pro forma expenses are side-by-side for easier comparison.

Response: The proxy statement has been revised to address the Staff’s comment.

4.	In the “Annual Fund Operating Expenses” section, please clarify why there is no “interest expense” or other sub-heading but the total expenses appears to show the effect of an additional 0.01%?

Response: The interest expense line item for actual expenses for the period was inadvertently omitted. The change in the manner the Fund obtains exposure to the Chesapeake Program (from the use of a swap to a sub-advised portfolio) results in the elimination of the interest expense. The proxy statement has been revised to address the Staff’s comment.

5.	In footnote 3 to “Annual Fund Operating Expenses” table, please revise to specify that the Adviser may recover waived fees or reimbursed amounts for a period of up to three years from the date on which the adviser reduced its fee.

Response: The proxy statement has been revised to address the Staff’s comment.

6.	Please provide the information provided by item 22(c)(9) of schedule 14A and confirm the pro forma total and net operating expenses. Also clarify why the gross fee goes down when the management fee is increasing.

Response: The proxy statement has been revised to address the Staff’s comment.

7.	Please complete the pro forma expense example in the proxy statement and provide in your response.

Response: The proxy statement has been revised to address the Staff’s comment. Please see the information below.

	1 Year	3 Years	5 years	10 Years
Class A	$876	$1,209	$1,666	$2,929
Class C	$388	$893	$1,524	$3,220
Class I	$1,879	$5,963	$10,302	$22,376

8.	State more clearly the board’s conclusions about the quality of service that has been provided by Equinox in the past.

Response: The proxy statement has been revised to address the Staff’s comment.

9.	Please revise the disclosure to describe the Adviser’s and the proposed Sub-adviser’s performance, including how performance compared with peer funds and that of funds with the same investment strategy as the Fund’s and the Board’s conclusions with respect thereto.

Response: The proxy statement has been revised to address the Staff’s comment.

10.	If the board compared the costs to be charged by the Adviser and Sub-adviser with the costs that other funds pay, state their conclusions.

Response: The proxy statement has been revised to address the Staff’s comment.

11.	Please explain whether some of the Adviser’s responsibilities would be taken on by the sub-adviser.

Response: The proxy statement has been revised to address the Staff’s comment. It is anticipated that the Adviser’s responsibilities will remain substantially the same or increase. Under the current arrangement the Adviser is responsible for negotiating the terms of the swap agreement with the swap counterparty, ongoing monitoring of the swap position and due diligence regarding the Chesapeake Program and Chesapeake. Under the proposed strategy change, the Adviser will be responsible for managing the Fund, overseeing the sub-adviser including ongoing diligence on the Chesapeake Program and Chesapeake, coordinating the Fund’s compliance with Chesapeake and the payment of the sub-advisory fee to Chesapeake.

12.	Please confirm whether the two funds listed in the “Information on Chesapeake Capital Corporation” section are the only funds advised or sub-advised by Chesapeake using a managed futures strategy.

Response: Confirmed.

13.	Disclose how the Fund will inform shareholders with respect to the hiring of a new sub-adviser.

Response: The proxy statement has been revised to address the Staff’s comment.

14.	Please furnish the information required for owners of 5% or more of the Fund’s outstanding shares.

Response: The proxy statement has been revised to address the Staff’s comment. Please see the information below.

Name and Address of Owner	Number of Shares of Held of Record or Beneficially	Percentage of Fund
NFS LLC PO Box 6268, Richmond, VA 23230	1,255,150.56	36.91%
Ameritrade Inc. PO Box 2226, Omaha, NE 68103	384,333.373	11.30%
LPL Financial 4707 Executive Drive, San Diego, CA 92121	278,445.73	8.19%
Charles Schwab & Co. 101 Montgomery Street, San Francisco, CA 94104	208,886.08	6.14%
Pershing LLC 1 Pershing Plaza, Jersey City, NJ 07399	206,288.98	6.07%

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Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Robert J. Enck, President, Equinox Funds Trust

John M. Ford, Esq.